

March 27, 2014

Via E-mail
Sylvain Desrosiers
President
Gaming Entertainment International, Inc.
11700 W. Charleston Blvd
Suite 170-170
Las Vegas, NV 89135

> **Re: Gaming Entertainment International, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 13, 2014**
> **File No. 333-189273**

Dear Ms. Desrosiers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Interests of Named Experts and Counsel, page 45

1.   Please separate, and include in the appropriate heading, the information included pursuant to Item 304 of Regulation S-K from the information required by Item 509 of Regulation S-K.

2.   We note your reference to "this Current Report on Form 8-K." Please revise your disclosure throughout this section to refer to the registration statement.

Exhibit 23.1 Consent of Accountants

3.   Please amend your filing on Form S-1 to provide an updated consent which refers to the appropriate filing in which you have included your consolidated financial statements. The current reference is to Registration Statement Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Diane Dalmy